UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

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FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

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For the month of February 2014

Commission File Number: 001-15248

VEOLIA ENVIRONNEMENT

(Exact name of registrant as specified in its charter)

36-38, avenue Kléber

75116 Paris, France

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If “Yes” marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

PRESS RELEASE

Novartis contracts Veolia to manage its industrial utilities and product support and facility services at fifteen of its largest sites in Europe

Paris, February 3, 2014 – Swiss pharmaceutical group Novartis has renewed its trust in Veolia Environnement, and extended the cooperation that has linked the two companies for more than 12 years, by again entrusting Veolia with the management of utilities at Novartis’ production sites in Basel (Switzerland), the company’s historic headquarters, as well as the management of technical services and facilities at 15 of its largest sites in Western Europe. For Veolia, these contracts are worth cumulative revenues of €925 million over five years.

Since 2001, Veolia has supported Novartis’ operational, economic and environmental performance approach at its Basel complex–the global pharmaceutical leader’s flagship site. Veolia provides optimum water supply (drinking, ultra-pure, industrial and demineralized water) and energy fluid (electricity, steam, superheated water, compressed air and cooling water) management at the Basel sites, as well as the collection and treatment of waste, in particular, hazardous waste.

Within this context, the Veolia Research & Innovation teams helped define and transfer innovative operating processes for energy efficiency and hazardous waste treatment. Veolia operates Europe’s largest solvent distillation facility, situated on a Novartis production site in Basel. Distillation of 21,000 metric tons of solvents recycled during production is a critical issue to ensure continuity of production, and is part of the audit process which leads to U.S. Food & Drug Administration and European Medicine Agency approvals of drug development stages carried out on sites.

In a demanding economic environment, Veolia has also designed and implemented new operating modes of mutualized production of utilities promoting the optimization of the sites’ energy mix consumption, including the increase of onsite production of electricity and recovery of the end-steam produced. Non-recyclable solvents especially are recovered in the form of heat energy, used at a 100,000-square meter shopping mall and a nearby tertiary sector building, an example of synergies between industrial and urban environments. These innovations have enabled Novartis to reduce its CO2 emissions by more than 20% between 2007 and 2009, or the equivalent of 2,000 round-the-world plane trips.

Novartis was keen to further improve its environmental and economic performance, and decided to extend this model of integrated management to 15 of its largest sites in the world. Veolia will now ensure the provision of industrial utilities for these 15 sites, including water, energy and waste management, together with facility management and services supplied to the occupants of business premises. Under this contract, Veolia will provide all the technology, equipment and industrial flow optimization systems to underpin the economic and environmental performance of these fifteen sites in France, Italy, Spain and Ireland.

The replication of best practices, innovations and expertise that Veolia has developed and rolled out in Basel will make it possible to amplify the savings generated by the industrial utilities at these sites, while at the same time improving their environmental performance.

“I am delighted that Veolia’s capacity for innovation, its know-how and expertise are able to assist Novartis in continuing to maximize the productivity of its facilities while also minimizing their environmental footprint. Working alongside its clients, Veolia demonstrates that new cooperative operational methods can be central to maintaining a lead over the industry competition and improving the productivity of activities while at the same time ensuring their long-term viability,” says Antoine Frérot, Chairman and Chief Executive Officer of Veolia Environnement.

“In operating existing infrastructure for the benefit of the widest circle possible of stakeholders, Veolia contributes to defining a new standard for services and environmental performance in the area of industrial facility management,” explains Patrick Le Vaillant, President of Veolia Environnement Industries.

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Veolia Environnement (Paris Euronext: VIE and NYSE: VE) is the worldwide reference in environmental solutions. With 220,000 employees*, the company has operations all around the world and provides tailored solutions to meet the needs of municipal and industrial customers in three complementary segments: water management, waste management and energy management. Veolia Environnement recorded revenue of €29.4 billion* in 2012. (*) Excluding Transdev revenues currently under divestment

Important Disclaimer

Veolia Environnement is a corporation listed on the NYSE and Euronext Paris. This press release contains “forward-looking statements” within the meaning of the provisions of the U.S. Private Securities Litigation Reform Act of 1995. These statements are based on management’s current expectations or beliefs and are subject to a number of factors and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements, including the risks described in the documents Veolia Environnement has filed with the U.S. Securities and Exchange Commission. Veolia Environnement does not undertake, nor does it have, any obligation to provide updates or to revise any forward-looking statements. Investors and security holders may obtain a free copy of documents filed by Veolia Environnement with the U.S. Securities and Exchange Commission from Veolia Environnement.

Contacts

Media Relations	Analyst & Investor Relations
Laurent Obadia	Ronald Wasylec + 33 (0)1 71 75 12 23
Sandrine Guendoul + 33 (0)1 71 75 12 52	Ariane de Lamaze + 33 (0)1 71 75 06 00
Stéphane Galfré + 33 (0)1 71 75 19 27	Terri Anne Powers (USA) + 1 312 552 2890

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: February 03, 2014

VEOLIA ENVIRONNEMENT

By:  /s/ Antoine Frérot
Name: Antoine Frérot

Title: Chairman and Chief Executive Officer